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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8-17719

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING   01/01/04   AND ENDING   12/31/04
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Hartford Equity Sales Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Hopmeadow Street
(No. and Street)

Simsbury   Connecticut   06089
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tamara L. Fagely   651 738 5586
                                                 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

185 Asylum Street	Hartford	Connecticut	06103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC 1410 (6-02)

HARTFORD EQUITY SALES COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

TABLE OF CONTENTS

This report contains (check all applicable boxes):   **Page**

AFFIRMATION

I, Tamara Fagely, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Hartford Equity Sales Company, Inc. as of and for the year ended December 31, 2004 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, member, or director has any proprietary interest in any account classified solely as that of a customer.

_____   _____
Signature   Date

_____
Title

Subscribed and sworn before me
on this 22nd day of February 2005

_____
Notary Public

CAROL DAWN RADEMACHER
Notary Public
Minnesota
My Commission Expires Jan. 31. 2010



Deloitte & Touche LLP
City Place, 33rd Floor
185 Asylum Street
Hartford, CT 06103-3402
USA

Tel: +1 860 280 3000
Fax: +1 860 280 3051
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Hartford Equity Sales Company, Inc.:

Simsbury, Connecticut

We have audited the accompanying statement of financial condition of Hartford Equity Sales Company, Inc. (the "Company") as of December 31, 2004, and the related statements of income, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hartford Equity Sales Company, Inc. at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of Hartford Equity Sales Company, Inc. as of December 31, 2004, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

> Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
>
> Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

Member of
Deloitte Touche Tohmatsu

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 22, 2005

HARTFORD EQUITY SALES COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$ 221,652
Due from affiliates	29,113
Investment in affiliate	5,000
Federal Income Tax receivable	6,950
Mutual fund commissions receivable	22,842
TOTAL ASSETS	**$ 285,557**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Due to affiliates	$ 34,530
Commissions payable	18,274
Total liabilities	52,804
STOCKHOLDER'S EQUITY:	
Common stock, $100 par value; 250 shares authorized, issued, and outstanding	25,000
Additional paid-in capital	5,000
Retained earnings	202,753
Total stockholder's equity	232,753
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 285,557**

See notes to financial statements.

HARTFORD EQUITY SALES COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2004

REVENUES:	
Variable insurance products commission income	$ 76,214,765
Mutual funds commission income	189,885
Other income	264,921
Total revenues	76,669,571
EXPENSES:	
Variable insurance products commissions	76,214,765
Mutual funds commission expense	118,313
Other expense	264,921
Total expenses	76,597,999
INCOME BEFORE INCOME TAXES	71,572
PROVISION FOR FEDERAL INCOME TAXES	25,050
NET INCOME	$ 46,522

See notes to financial statements.

HARTFORD EQUITY SALES COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 46,522
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in operating assets:	
Increase in due from affiliates	(27,808)
Increase in receivables	(4,861)
Increase in tax receivables	(6,950)
Increase (decrease) in operating liabilities:	
Increase in due to affiliates	8,774
Decrease in taxes payable	(8,502)
Increase in commissions payable	4,032
Net cash provided by operating activities	11,207
NET INCREASE IN CASH	11,207
CASH, Beginning of year	210,445
CASH, End of year	$ 221,652
Supplemental cash flow disclosures:	
Income tax payments (paid to parent)	$ 40,502

HARTFORD EQUITY SALES COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
BALANCE, DECEMBER 31, 2003	$25,000	$5,000	$156,231	$186,231
Net income	-	-	46,522	46,522
BALANCE, DECEMBER 31, 2004	$25,000	$5,000	$202,753	$232,753

See notes to financial statements.

HARTFORD EQUITY SALES COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2004

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Hartford Equity Sales Company, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of Hartford Financial Services, LLC, which is ultimately a subsidiary of Hartford Life, Inc. ("Hartford Life" or the "Parent").

The Company serves as the distributor and principal underwriter for certain variable annuity contracts and variable life insurance policies issued by Hartford Life and its affiliates. The Company receives compensation and commission income on contracts sold and pays commissions to its registered representatives on variable life and annuity business.

The Company also serves as a selling agent for The Hartford Mutual Funds, Inc. (the "Funds"). The Company receives compensation and pays commissions on sale of shares of the Funds.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are reasonable and prudent. Actual results could differ materially from these estimates.

Cash – Cash represents amounts on deposit in a commercial bank checking account.

Investment in Affiliate – The Company, along with other affiliates, formed the Insured Security Option Plan Financing Company Partnership (the "Partnership") on April 6, 1998. The Company contributed $5,000 to the Partnership and became a limited partner. The Company's investment in the Partnership is accounted for under the cost method of accounting. Under the terms of the Partnership agreement, the Company did not receive any allocations of the Partnership's net income during the year ended December 31, 2004.

Fair Value of Financial Instruments – Financial instruments, which include cash and cash equivalents, receivables, and payables, approximate their fair values because of the short-term maturities of these assets and liabilities.

New Accounting Pronouncements –In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), which requires an enterprise to assess if consolidation is appropriate based upon its variable economic interests in variable interest entities ("VIE"). The initial determination of whether an entity is a VIE shall be made on the date at which an enterprise becomes involved with the entity. An entity is considered to be a VIE if it lacks a sufficient amount of voting equity interest that are subject to the risk of loss or residual return of the entity. An enterprise shall consolidate a VIE if it has a variable interest that will absorb a majority of the VIE's expected losses or receive a majority of the entity's expected residual returns. A direct or indirect ability to make decisions that significantly affect the results of the activities of a VIE is a strong indication that

an enterprise has one or both of the characteristics that would require consolidation of the VIE. FIN 46 is effective for new VIE's established subsequent to January 31, 2003 and must be adopted for existing VIE's by July 1, 2003. The adoption of FIN 46 is not expected to have a material impact on the Company's financial condition or results of income.

In October 2003, the FASB deferred the effective date of FIN46 for arrangements with VIE's existing prior to February 1, 2003 to fiscal periods ending after December 15, 2003. In December 2003, the FASB issued a revision of FIN 46 ("FIN 46R") to address certain technical corrections and implementation issues that have arisen. The adoption of FIN 46R did not have a material impact on the Company's financial condition or results of income.

In May 2003, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. SFAS No. 150 changes the accounting for certain financial instruments, including mandatorily redeemable preferred stock and certain freestanding equity derivatives, which under previous guidance were accounted for as equity. SFAS No. 150 requires that mandatorily redeemable preferred shares, written put options and physically settled forward purchase contracts on an issuer's shares, and certain financial instruments that must be settled by issuing a variable number of an issuer's shares, be classified as liabilities in the statement of financial position. The adoption of SFAS 150 did not have a material impact on the Company's financial condition or results of income.

3. **RELATED-PARTY TRANSACTIONS**

The Company acts as a distributor and underwriter for insurance contracts issued by its affiliates. The Company receives reimbursements from its Parent for certain expenses incurred in performing these functions. For the year ended December 31, 2004, the total variable product expense reimbursement recorded as revenue was $76,214,765, and the total general expense reimbursement recorded was $264,921.

The Company received 12b-1 Trail Commissions in the amount of $102,214 from Hartford Investment Financial Services Company ("HIFSCO") for the year ended December 31, 2004.

The Company has an administrative service agreement with affiliates of the Parent. In accordance with the agreement, the Company receives $10,000 per year as compensation for certain administrative services provided by the Company for the Parent, which is included in the total general expense reimbursement amount above.

Management believes intercompany transactions are calculated on a reasonable basis, however, these transactions may not necessarily be indicative of the terms that would be incurred if the Company operated on a standalone basis.

4. **INCOME TAXES**

In accordance with the terms of a Tax Allocation Agreement with affiliates of the Parent, the Company is included in the consolidated U.S. federal income tax return filed by the Parent. The Company will remit to or receive from the Parent, the income tax expense or benefit computed as if the Company filed a separate federal income tax return in accordance with the formal tax-sharing agreement between the Parent and its subsidiaries.

The Company accounts for income taxes using the asset and liability method of accounting for income taxes under SFAS 109. Under this statement, deferred income tax assets and liabilities are established for

the "temporary differences" between amounts of assets and liabilities for reporting purposes and such amounts measured by tax laws and regulations. The components of the Company's incurred income taxes are presented below:

	2004
Current	$ 25,050
Deferred	-
Total	$ 25,050

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital, which requires that the Company maintains minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness as defined. At December 31, 2004, the Company had net capital of $168,848, which was $163,848 in excess of its required net capital of $5,000.

6. COMMITMENTS AND CONTINGENCIES

Litigation

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts.

Mutual Fund Regulatory Developments

There continues to be significant federal and state regulatory activity relating to financial services companies, particularly mutual funds companies. These regulatory inquiries have focused on a number of mutual fund issues, including market timing and late trading, revenue sharing and directed brokerage, fees, transfer agents and other fund service providers and other mutual-fund related issues. The Company has received requests for information and subpoenas from the SEC, subpoenas from the New York Attorney General's Office, requests for information from the Connecticut Securities and Investments Division of the Department of Banking, and the New York Department of Insurance, in each case requesting documentation and other information regarding various mutual fund regulatory issues.

The SEC's Division of Enforcement and the New York Attorney General's Office are investigating aspects of the Company's variable annuity and mutual fund operations related to market timing. The Company's mutual funds are available for purchase by the separate accounts of different variable universal life insurance policies, variable annuity products, and funding agreements, and they are offered directly to certain qualified retirement plans. Although existing products contain transfer restrictions between sub-accounts, some products, particularly older variable annuity products, do not contain restrictions on the frequency of transfers. In addition, as a result of the settlement of litigation against the Company with respect to certain owners of older variable annuity products, the Company's ability to restrict transfers by these owners is limited. The SEC's Division of Enforcement also is investigating aspects of the Company's variable annuity and mutual fund operations related to directed brokerage and revenue sharing. The Company discontinued the use of directed brokerage in recognition of mutual fund sales in late 2003. The Company also has received a subpoena from the New York Attorney General's

Office requesting information related to the Company's group annuity products. The Company continues to cooperate fully with the SEC, the New York Attorney General's Office and other regulatory agencies.

A number of companies have announced settlements of enforcement actions with various regulatory agencies, primarily the SEC and the New York Attorney General's Office, which have included a range of monetary penalties and restitution. While no such action has been initiated against the Company, the SEC, and the New York Attorney General's Office are likely to take some action at the conclusion of the on-going investigations related to market timing and directed brokerage. The potential timing of any such action is difficult to predict, and the Company's ultimate liability, if any, from any such action is not reasonably estimable. If such an action is brought, it could have a material adverse effect on the Company's consolidated results of operations or cash flows in particular quarterly or annual periods.

Reimbursement

In the event that the litigation or regulatory matters noted above result in an unfavorable outcome, the Company would receive reimbursement from Hartford Life Insurance Company.

* * * * * *

HARTFORD EQUITY SALES COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

**COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2004**

STOCKHOLDER'S EQUITY	$ 232,753
LESS NONALLOWABLE ASSETS – Due from affilitates and other assets	(63,905)
NET CAPITAL	168,848
MINIMUM NET CAPITAL REQUIRED TO BE MAINTAINED (GREATER OF $5,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $52,804)	5,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 163,848
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.31:1

NOTE: No material differences exist between the computation of net capital above and that included in the Company's unaudited December 31, 2004 quarterly Focus Part II A filing.

HARTFORD EQUITY SALES COMPANY, INC.
(A Wholly Owned, Ultimate Subsidiary of Hartford Life, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2004

EXEMPTION UNDER SECTION (k)(1) IS CLAIMED:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.



Deloitte & Touche LLP
City Place, 33rd Floor
185 Asylum Street
Hartford, CT 06103-3402
USA

Tel: +1 860 280 3000
Fax: +1 860 280 3051
www.deloitte.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Hartford Equity Sales Company, Inc.
200 Hopmeadow Street
Simsbury, CT 06089

Dear Sirs:

In planning and performing our audit of the financial statements of Hartford Equity Sales Company, Inc. (the "Company") for the year ended December 31, 2004 (on which we issued our report dated February 22, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member of
Deloitte Touche Tohmatsu

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatement due to error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

February 22, 2005